UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTHERN TECHNOLOGIES INTERNATIONAL
CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	41-0857886
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

4201 Woodland Rd Circle Pines, Minnesota	55014
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.02	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:  ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant’s Securities to Be Registered

The following is a summary of information concerning the common stock of Northern Technologies International Corporation, a Delaware corporation (“NTIC”), which amends and restates the description of NTIC’s common stock contained in NTIC’s registration statement on Form 8-A dated June 26, 2008.

The following is a summary of NTIC’s common stock and certain provisions of NTIC’s restated certificate of incorporation and amended and restated bylaws.  Because it is a summary, it does not include all of the information that is included in NTIC’s restated certificate of incorporation or amended and restated bylaws and applicable law.  The following description does not purport to be complete and is qualified by reference to NTIC’s restated certificate of incorporation and amended and restated bylaws and applicable law.  Copies of NTIC’s restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to this registration statement.

Authorized Capital Stock

NTIC is authorized to issue 10,010,000 shares of capital stock, consisting of 10,000,000 shares of common stock, par value $0.02 per share, and 10,000 shares of preferred stock, no par value per share.  NTIC currently does not have any issued and outstanding shares of preferred stock.

Common Stock

Authorized.  NTIC is authorized to issue 10,000,000 shares of common stock, of which 3,756,597 shares were issued and outstanding as of August 31, 2009.  NTIC may amend from time to time its restated certificate of incorporation to increase the number of authorized shares of common stock.  Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon.

Voting.  For all matters submitted to a vote of NTIC’s stockholders, each holder of common stock is entitled to one vote for each share registered in the holder’s name on NTIC’s books. The common stock does not have cumulative voting rights. As a result, holders of a majority of NTIC’s outstanding common stock can elect all of the directors who are up for election in a particular year.

Dividends. If NTIC’s Board of Directors declares a dividend, holders of common stock will receive payments from funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights NTIC may grant to the persons who hold preferred stock, if any is outstanding.

Liquidation and Dissolution. If NTIC were to liquidate or dissolve, the holders of common stock will be entitled to share ratably in all the assets that remain after NTIC pays its liabilities and any amounts NTIC may owe to the persons who hold preferred stock, if any is outstanding.

Fully Paid and Nonassessable.  All shares of outstanding common stock are fully paid and nonassessable and any additional shares of common stock that NTIC issue will be fully paid and nonassessable.

Other Rights and Restrictions. The holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.  NTIC’s charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

Listing.  NTIC’s common stock is listed on the NASDAQ Global Market under the symbol “NTIC.”

Transfer Agent and Registrar.  The transfer agent and registrar for NTIC’s common stock is Wells Fargo Shareowner Services.

Anti-Takeover Provisions of NTIC’s Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law

Certain provisions of NTIC’s restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire NTIC, even if doing so would be beneficial to NTIC’s stockholders.  These provisions include:

•                  prohibition on cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•                  authorization of the issuance of additional shares of common stock that could be issued by NTIC’s Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;

•                  restrictions on who may call a special meeting of NTIC’s stockholders; and

•                  advance notice procedures for stockholder proposals and director nominations.

NTIC is also subject to Section 203 of the Delaware General Corporation Law (the “DGCL”).  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.  Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.  Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s voting stock.  The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by NTIC’s Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of NTIC’s common stock.

Indemnification

Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by such person, and judgments, fines and amounts paid in settlement of such action, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

Although the DGCL permits a corporation to indemnify any person referred to above against expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such expenses as the court deems proper.  The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.  The DGCL also provides for mandatory indemnification of any present or former director or officer against expenses to the extent such person has been successful in any proceeding covered by the statute.

In addition, the DGCL provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred in connection therewith; that indemnification provided for by the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another.

The DGCL also allows a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against or incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under the DGCL.  NTIC maintains directors’ and officers’ liability insurance, including a reimbursement policy in favor of NTIC.

Article VII of NTIC’s restated certificate of incorporation provides that each director and officer, past or present, of NTIC, and their respective heirs, administrators and executors, shall be indemnified by NTIC in accordance with, and to the fullest extent provided by, the provisions of the DGCL as may be amended from time to time.

Additionally, Article VII of NTIC’s amended and restated bylaws provides that NTIC shall indemnify any director, officer or employee and their respective heirs, administrators and executors against any and all judgments, penalties, fines, amounts paid in settlement and expenses incurred or imposed in connection with, or which result from, any proceeding in which such person is or may become involved by reason of being a director, officer or employee.  A proceeding means any actual, threatened or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or other formal claim that could result or has resulted in personal liability, whether civil, criminal, administrative or investigative.  In connection with a proceeding, NTIC may advance expenses to the director, officer or employee upon receipt of an undertaking by or on behalf of such person to repay such advance if it shall ultimately be determined that such person is not entitled to indemnification by NTIC.

Article VIII of NTIC’s amended and restated bylaws gives NTIC the express authority to enter into such agreements as the Board of Directors deems appropriate for the indemnification of present of future directors and officers of NTIC.  NTIC has entered into agreements with its directors and officers regarding indemnification, in addition to indemnification provided for in its restated certificate of incorporation, amended and restated bylaws and the DGCL.  Under these agreements, NTIC is required to indemnify its current and former directors and officers against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of NTIC’s directors or officers.  NTIC will be obligated to pay these amounts only if the director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to NTIC’s best interests.  With respect to any criminal proceeding, NTIC will be obligated to pay these amounts only if the director or officer had no reasonable cause to believe his or her conduct was unlawful.  The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Elimination of Director Liability

NTIC’s restated certificate of incorporation provides that directors of NTIC will not be personally liable to NTIC or its stockholders for monetary damages for breach of fiduciary duty by such director as a director.  The foregoing does not eliminate a director’s liability (i) for any breach of the director’s duty of loyalty to NTIC or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the DGCL, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to January 29, 2009.

* * * * *

The foregoing represents a summary of the general effect of the DGCL, NTIC’s restated certificate of incorporation, NTIC’s amended and restated bylaws and any other contracts or arrangements of NTIC relating to indemnification, and is qualified in its entirety by reference to, the terms and provisions of the DGCL, NTIC’s restated certificate of incorporation, NTIC’s amended and restated bylaws and such other contracts or arrangements relating to indemnification.

Item 2.  Exhibits.

Exhibit No.	Description
3.1

Restated Certificate of Incorporation of Northern Technologies International Corporation (incorporated by reference to Exhibit 3.1 contained in NTIC’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009 (File No. 001-11038))

3.2

Amended and Restated Bylaws of Northern Technologies International Corporation (incorporated by reference to Exhibit 3.1 contained in NTIC’s Current Report on Form 8-K filed on November 24, 2008 (File No. 001-11038))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN TECHNOLOGIES
INTERNATIONAL CORPORATION

By:
Matthew C. Wolsfeld
Chief Financial Officer and Corporate Secretary
Dated: September 10, 2009

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

REGISTRATION STATEMENT ON FORM 8-A/A

INDEX TO EXHIBITS

Exhibit No.	Description	Method of Filing
3.1	Restated Certificate of Incorporation of Northern Technologies International Corporation	Incorporated by reference to Exhibit 3.1 contained in NTIC’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009
(File No. 001-11038)

3.2	Amended and Restated Bylaws of Northern Technologies International Corporation	Incorporated by reference to Exhibit 3.1 contained in NTIC’s Current Report on Form 8-K filed on November 24, 2008
(File No. 001-11038)